NEWLAN & NEWLAN
Attorneys at Law
2652 F.M. 407, Suite 230, Bartonville, Texas 76226
940.241.2004
940.241.2040 (fax)

March 20, 2006

Mr. Stephen Krikorian, Accounting Branch Chief
Mail Stop 4561
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Diamond I, Inc.
Form 8-K
Filed February 3, 2006
File No. 033-19961

Dear Mr. Krikorian:

This is in response to the Staff’s letter of comment dated February 3, 2006, relating to the captioned filing of Diamond I, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Comment No. 1:
Please be advised that, in response to such comment, the first paragraph under Item 4.02 has been restated.
Comment No. 2:

Please be advised that, in response to such comment, the following language has been added to the subject paragraph on page 1 of the 10-QSB/A: “The original report was filed without the review of Registrant’s independent auditor, inasmuch as Registrant determined it to be advisable to file this Quarterly Report on Form 10-QSB as it believed the financial statements included herein were substantially accurate, and, further, deemed the filing of this substantially compliant Quarterly Report on Form 10-QSB to be advisable.”

Comment No. 3:

Please be advised that, in response to such comment, the following language has been added to the end of the first paragraph under Item 3. Controls and Procedures of the 10-QSB/A: “In addition, our chief executive officer and acting chief financial officer has concluded that our disclosure controls and procedures are also not effectively designed to ensure information required to be disclosed by us in our periodic filings under the Securities Act of 1934 is recorded, processed, summarized and reported within the periods specified in the SEC’s rules and forms.”

Comment No. 4:

Please be advised that, in response to such comment, the following language has been added following the first sentence of the second paragraph under Item 3. Controls and Procedures of the 10-QSB/A: “Our management has determined that our filing this report without independent auditor review was the primary cause of the material weakness in the assimilation of financial information.”

Comment No. 5:

Please be advised that, in response to such comment, the following language has been added to the end of the second paragraph under Item 3. Controls and Procedures of the 10-QSB/A: “Specifically, beginning during the third quarter of 2005, we utilize more extensively the services of our outside consulting certified public accounting firm. This firm has aided in our establishing more effective and more timely financial reporting procedures.”

Please feel free to contact the undersigned, should you have any questions or require additional information.
Thank you for your attention in this matter.
Sincerely,
NEWLAN & NEWLAN
By: /s/ ERIC NEWLAN
Eric Newlan